                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

(Mark One)
[X] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2002

                                       or

[ ] Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934 For the transition period from ____________ to ____________


COMMISSION FILE NUMBER: 0-8454

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


        THE GRADALL COMPANY HOURLY EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                               406 MILL AVENUE, SW
                           NEW PHILADELPHIA, OH 44663

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              JLG INDUSTRIES, INC.
                                   1 JLG DRIVE
                          MCCONNELLSBURG, PA 17233-9533

                              REQUIRED INFORMATION

The financial statements and related report, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA), listed below are furnished for The Gradall Company Hourly Employees' Savings and Investment Plan (the "Plan"). The pages referred to are the numbered pages in the Plan's audited financial statements for the years ended December 31, 2002 and 2001.

                                                                 Pages
                                                                 -----

Independent Auditor's Report                                         1
Audited Financial Statements and Supplemental Schedule            2-10

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                               THE GRADALL COMPANY
                            HOURLY EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                          AUDITED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


                                    CONTENTS

                                                                        PAGE
                                                                        ----

Independent Auditor's Report  ............................................1
Statements of Net Assets Available for Benefits
  as of December 31, 2002 and 2001  ......................................2
Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 2002 and 2001...........................3
Notes to Financial Statements ..........................................4-9
Schedule of Assets Held for Investment Purposes at End of Year...........10
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                                                     May 29, 2003


The Gradall Company Hourly Employees'
Savings and Investment Plan
New Philadelphia, OH  44663

                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of net assets available for benefits of The Gradall Company Hourly Employees' Savings and Investment Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Gradall Company Hourly Employees' Savings and Investment Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at the End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                              /s/ Rea & Associates, Inc.
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                                                                          PAGE 2
                               THE GRADALL COMPANY
                            HOURLY EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2002 AND 2001

                                                         2002            2001
                                                      ----------      ----------
Participant directed investments, at fair value:
  Mutual Funds                                        $6,804,664      $8,495,882
  JLG common stock                                           845               2
  Participant loans                                      323,118         382,436
                                                      ----------      ----------
     Total investments                                 7,128,627       8,878,320
Receivables:
  Contributions - employees                                   --          16,339
                                                      ----------      ----------
  Net assets available for benefits                   $7,128,627      $8,894,659
                                                      ==========      ==========


        The accompanying notes are an integral part of these statements.
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                                                                          PAGE 3
                               THE GRADALL COMPANY
                            HOURLY EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                2002              2001
                                             -----------       -----------
ADDITIONS:
   Investment income:
     Net depreciation in fair value          $(1,335,901)      $  (592,108)
     Interest and dividends                       45,485            97,701
     Other investment income                          85                --
   Contributions - employees                     478,890           546,463
                                             -----------       -----------
        Total (deductions)/additions            (811,441)           52,056
DEDUCTIONS:

   Distributions to participants                (858,415)         (862,366)
   Administrative expenses                          (222)             (100)
                                             -----------       -----------
   Total deductions                             (858,637)         (862,466)
        Net decrease prior to transfers       (1,670,078)         (810,410)
   Net transfers between Gradall Hourly
      and Gradall Salary 401(k) Plans            (96,939)         (265,077)
   Rollovers                                         985             6,086
                                             -----------       -----------
         Net decrease                         (1,766,032)       (1,069,401)
NET ASSETS AVAILABLE FOR
   BENEFITS, beginning of year                 8,894,659         9,964,060
                                             -----------       -----------
NET ASSETS AVAILABLE FOR
   BENEFITS, end of year                     $ 7,128,627       $ 8,894,659
                                             ===========       ===========

        The accompanying notes are an integral part of these statements.
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                                                                          PAGE 4
                               THE GRADALL COMPANY
                            HOURLY EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1: PLAN DESCRIPTION

     The following brief description of The Gradall Company Hourly Employees' Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     Organization

     The Plan was established effective January 1, 1987 and is a defined contribution plan covering all eligible hourly employees of The Gradall Company (the "Company"). The purpose of the Plan is to provide retirement and other benefits to eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Administration

     The Plan is administered by the Administrative Committee (the "Committee") of JLG Industries, Inc. ("JLG"). The Company is a subsidiary of JLG. The Committee interprets the Plan document, establishes procedures to implement provisions of the Plan, approves benefit payments due participants, and authorizes other disbursements from the Plan. The Committee has engaged Massachusetts Mutual Life Insurance Company as custodian (the "Custodian") for the Plan assets.

     Participation

     Hourly employees are eligible to participate in the Plan on the first day of the month that coincides with or immediately follows the date on which the employee completes 83 hours of service. Upon enrollment in the Plan, a participant may direct employee contributions in any of twelve investment options, including JLG common stock.

     Participants may change their investment options at any time, via telephone or Internet.

     Participant Loans

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the loan fund. Loan terms range from 1-5 years (longer if loan is being used to purchase a principal residence). The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Committee. Interest rates are based on prime plus one percent. Principal and interest are paid ratably through monthly payroll deductions.

     Contributions

     The Plan provides for contributions by employees, through salary reductions. There are no employer matching contributions.

     Each participating employee elects to enter into a written salary reduction agreement with the Company, thereby contributing to his or her salary reduction account a whole percentage of compensation per payroll period, not to exceed 20% of the participant's compensation as defined in the Plan.
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                                                                          PAGE 5
                               THE GRADALL COMPANY
                            HOURLY EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1: PLAN DESCRIPTION (Continued)

     Distributions

     Participants' accounts are payable upon attaining age 59 1/2 and election by the participant or age 70 1/2 with or without an election by the participant, termination of employment, retirement due to permanent physical disability, or at death. The Plan allows a participant to apply a portion of any contributions made to the participant's account toward the purchase of whole life insurance policies which designate the trustees as the owners of the policies; however, the policies are for the sole benefit of the participant or his/her beneficiary. The cash surrender value of these policies is not included in plan assets. A non-hardship withdrawal of the participant's salary reduction account is also allowed upon attainment of age 59 1/2 by filing a written request with the plan administrator at least thirty days prior to the proposed withdrawal date. The Plan also provides for the withdrawal, less any earned interest, of the participant's salary reduction account or the vested portion of his/her employer account in certain hardship situations.

     Participant Accounts

     Each participant's account is credited with the participant's contributions and an allocation of plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon.

NOTE 2: SUMMARY OF ACCOUNTING PRINCIPLES

     The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

     Basis of Accounting

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Committee to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

     Investment Valuation

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant notes receivable are valued at cost which approximates fair value.

     Administrative Costs

     The Company may pay all or part of the out of pocket administrative expenses of the Plan.

     Reclassifications

     Amounts previously shown have been reclassified to conform to current year presentation.
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                                                                          PAGE 6
                               THE GRADALL COMPANY
                            HOURLY EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 3: INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's net assets:

     2002
     ----
     Mutual Funds:
          MM Money Market                           $ 1,596,820
          MM Growth Equity                            1,027,079
          MM Large Cap Value                            943,874
          Quest Balanced                                816,126
          PIMCO Total Return                            470,790
          MM Small Cap Growth                           423,761
          MM Focused Value                              364,640
          MM Mid-Cap Growth II                          364,339

     2001
     ----
     Mutual Funds:
          MM Money Market                           $ 1,679,495
          MM Growth Equity                            1,532,411
          MM Large Cap Growth                         1,224,761
          Quest Balanced                              1,103,314
          MM Small Cap Growth                           662,826
          MM Int'l Equity                               540,177
          MM Mid-Cap Growth II                          503,551

     During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated as follows:

                                               2002            2001
                                           ------------     ----------

     Mutual Funds                          $ (1,335,901)    $ (592,108)
                                           ============     ==========

NOTE 4: TAX STATUS

     The Plan obtained its latest determination letter on March 9, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                                                          PAGE 7
                               THE GRADALL COMPANY
                            HOURLY EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 5: TERMINATION OF THE PLAN

     The Company intends to continue the Plan indefinitely; however, the Company reserves the right to reduce, suspend or discontinue contributions to the Plan or to terminate the Plan at any time by vote of its Board of Directors. Upon termination of the Plan, all amounts credited to the participants' accounts shall become fully vested. Timing of distribution of Plan assets would be determined by the Company's Board of Directors.

NOTE 6: REPORTABLE TRANSACTIONS

     All contributions made to the Plan are deposited with the Custodian who invests them as directed by the participants. Therefore, all transactions with the Custodian are considered to be reportable transactions, as defined by the Department of Labor.

NOTE 7: OTHER INVESTMENT INCOME

     The Plan permits participants to apply a portion of any contributions made to their account toward the purchase of whole life insurance policies which designate the trustees as the owners of the policies; however, the policies are for the sole benefit of the participants or their beneficiaries. Accordingly, the cash surrender value of these policies is not included as a plan asset, and the investment income earned by the policies is not included in plan earnings. When participants elect, however, to cancel their policies, the accumulated cash surrender value is allocated to their plan account balances in the same manner as contributions. This policy surrender income represents all of the income classified as other investment income.

NOTE 8: RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 to Schedule H of Form 5500:

                                                        2002
                                                    -----------

     Net assets available for benefits per the
         financial statements                       $ 7,128,627

     Contributions receivable - employees                    --

     Rounding difference                                     (2)
                                                    -----------

     Net assets available for benefits per
         Schedule H to the Form 5500                $ 7,128,625
                                                    ===========
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                                                                          PAGE 8
                               THE GRADALL COMPANY
                            HOURLY EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 8: RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500 (Continued)

     The following is a reconciliation of contributions received per the financial statements for the year ended December 31, 2002 to Schedule H of Form 5500:

        Contributions received per the financial statements        $478,890

        Contributions receivable per the financial statements
          at December 31, 2002                                           --

        Contributions receivable per the financial statements
          at December 31, 2001                                       16,339
                                                                   --------

        Contributions received per Schedule H of Form 5500         $495,229
                                                                   ========

     Contributions are recorded on Schedule H of Form 5500 in the year they are received.

     The following is a reconciliation of rollovers received per the financial statements for the year ended December 31, 2002 to Schedule H of Form 5500:

        Rollovers received per the financial statements              $  985

        Other investment income per the financial statements             85
                                                                     ------

        Contributions received per Schedule H of Form 5500           $1,070
                                                                     ======
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                                                                          PAGE 9
                               THE GRADALL COMPANY
                            HOURLY EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 8: RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500 (Continued)

     The following is a reconciliation of mutual funds and JLG common stock per the financial statements for the year ended December 31, 2002 to Schedule H of Form 5500:

        JLG common stock per the financial statements          $       845

        IBT Cash                                                       (24)

        Other receivables per Schedule H of Form 5500                   (1)

        Rounding Difference                                             (1)
                                                               -----------

        Employer-related investments per Schedule H of
          Form 5500                                            $       819
                                                               ===========

        Mutual funds per the financial statements              $ 6,804,664

        IBT Cash                                                        24
                                                               -----------

        General investments per Schedule H of Form 5500
         (not including participant loans or
         employer-related investment)                          $ 6,804,688
                                                               ===========
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                               THE GRADALL COMPANY
                            HOURLY EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2002

(a)               (b)
     Identity of Issue, Borrower,             (c)                       (e)
     Lessor or Similar Party         Description of Investment     Current Value
---------------------------------    -------------------------     -------------
*    MassMutual                      Group Annuity Contract
                                     Holding Account - SIA-LG               $8
                                     Outside Fund                      470,790
                                     Outside Fund                      345,053
                                     Outside Fund                          845
                                     SIA-LC                            423,761
                                     SIA-LG                          1,596,827
                                     SIA-LI                            350,031
                                     SIA-LJ                            943,874
                                     SIA-LL                          1,027,079
                                     SIA-LV                            364,640
                                     SIA-NB                            816,126
                                     SIA-NM                            100,683
                                     SIA-W9                            364,339
*    State Street Brokerage          SDBA                                1,452
     Participant Loans               5.250000 - 10.50000               323,118
                                                                    -----------
                                                                    $7,128,626
                                                                    ===========

                                    EXHIBITS

23   Consent of Independent Auditors

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                      The Gradall Company
                                                   Hourly Employees' Savings
                                                      and Investment Plan
                                                        (Name of Plan)


Date: June 30, 2003                      /s/ Thomas D. Singer
                                         ---------------------------------------
                                         Thomas D. Singer
                                         Senior Vice President, General Counsel
                                         and Secretary
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                               THE GRADALL COMPANY
                            HOURLY EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                                  EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------
    23         Consent of Independent Auditors